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                                                                    EXHIBIT 11.1

                STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
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                                                                                        SEPTEMBER 30,
                                                                                   ------------------------
                                             1995         1996         1997           1997          1998
                                          ----------   ----------   ----------     ----------    ----------
Basic:
     Average shares outstanding            3,837,095    3,996,974    4,081,255      4,043,981     4,167,832
     Net income                           $2,065,000   $  771,000   $2,665,000     $1,771,000    $2,681,000
     Basic earnings per share amount           $0.54        $0.19        $0.65          $0.44         $0.64

Dilutive:
     Average shares outstanding            3,837,095    3,996,974    4,081,255      4,043,981     4,167,832
     Net effect of dilutive stock
      o options --
        based on the treasure stock method
        using period-end market price, if
        higher than average market price      248,040     313,558    1,138,321      1,081,611     1,041,728
     Adjustment to  give effect to shares
        optioned to key employees within
        12 months of the beginning of each
        period presented based on treasury
        stock method using estimated
        market price upon offering            233,880

Assumed conversion of Class A convertible
        Preferred Stock                      182,000      546,000      482,854        470,400       420,000
Total                                      4,501,015    4,856,532    5,702,430      5,595,992     5,629,560
Net income                                $2,088,000     $890,000   $2,768,000     $1,880,000    $2,750,000
Dilutitive earnings per share amount           $0.46        $0.18        $0.49          $0.34         $0.49
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